Exhibit 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2010 through February 28, 2015

	9 Months Ended February 28, 2015	Year Ended May 31,
		2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges [1]	4.72	5.34	2.86	4.84	4.72	4.67

1 Calculated as follows	(income before income taxes) + (fixed charges)
	(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	9 Months Ended February 28, 2015	Year Ended May 31,
(All numbers in thousands)		2014	2013	2012	2011	2010
Income before income tax	274,255	424,487	176,891	328,289	295,053	268,454
Fixed charges	73,799	97,918	95,346	85,579	79,227	73,207

Total	348,054	522,405	272,237	413,868	374,280	341,661